

Mail Stop 4628

November 9, 2017

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
800 Gessner Road, Suite 875
Houston, Texas 77024

> **Re: Par Pacific Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Response dated August 30, 2017**
> **File No. 001-36550**

Dear Mr. Pate:

We have reviewed your August 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Proved Undeveloped Reserves, page 37

1. We note that in response to prior comment 2, you state that Laramie Energy and its reserve engineer change the classification of wells from undeveloped to developed status when such wells are completed in accordance with the definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X. However, you also indicate that the reserves you report as proved undeveloped are those for which a drill or spud date, rather than a completion date, is scheduled to occur within the five year period that follows the date of initial disclosure.

In order to report proved undeveloped reserves, the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X, requires that you have adopted a development plan indicating the locations are scheduled to be drilled within five years of initial disclosure, which should entail completion of the well, as described in Item 1205(b)(3) of Regulation S-K. The guidance in Item 1205(b)(4) of Regulation S-K clarifies that "…wells drilled refers to the number of wells completed," while Item 1203(d) of Regulation S-K, requires disclosure when "proved undeveloped reserves … remain undeveloped for five years or more after disclosure as proved undeveloped reserves." In other words, this should encompass any locations for which the wells have not been completed within five years of initial disclosure of the proved undeveloped reserves.

Please tell us if you continue to classify the reserves for wells once spud as undeveloped, and subsequently change the reserves classification from undeveloped to developed status after the well is completed. Alternatively, if you classify the reserves as developed once spud, regardless of any subsequent completion date, tell us the revisions necessary to conform with the guidance outlined above.

2. We note the response to prior comment 2 indicates that Laramie Energy typically drills and sets casing for its wells within a week of the scheduled drill/spud date and typically completes its drilled wells within three to six months of the drill date. Please address the following points:

- Identify any factors that influence or control the time interval between the spud and completion dates.

- Tell us the reasons for the reduced time interval ranging from 46 to 91 days for the 19 wells identified in your Form 10-K at December 31, 2016, the 11 wells identified in footnote 1 to Exhibit B provided in the response dated July 25, 2017, and the four wells noted in prior comment 3.

- Indicate how you have determined that the time interval for the referenced group of wells is reasonably certain to occur as you now forecast, and address the likelihood that these dates could vary significantly.

3. We note the response to prior comment 2 indicates that Laramie Energy has drilled a total of 64 wells to date in 2017. Please address the following points:

- Tell us the number of drilling rigs utilized by Laramie Energy during 2017 to drill the 64 wells, and the extent to which the number of such rigs is planned to increase or decrease during the remainder of 2017 and for 2018.

- Specify the number of the 64 wells that were proved undeveloped locations and the extent to which such locations were (i) part of the 2017 development plan adopted at December 31, 2016, or (ii) scheduled for development in other future periods as of December 31, 2016, but were advanced.

- Describe and explain the reasons for any changes to date in the development schedule relating to the proved undeveloped locations that were scheduled for drilling during 2017, in the December 31, 2016 development plan.

- Provide us with a schedule showing the actual spud and completion dates for all PUD wells drilled to date in 2017, and the planned spud and completion dates for any of the 31 PUD wells that were scheduled for development during 2017, that have not yet been drilled and completed.

4.   We note that over the four year period since your initial disclosure of proved undeveloped reserves beginning December 31, 2012, that you have converted approximately 0%, 0%, 0.6% and 1.4%, respectively, of the opening balance of your total proved undeveloped reserves to developed status.

To facilitate our understanding of how the level of commitment to the development plans underlying your disclosure of proved undeveloped reserves compares to the reasonable certainty criteria utilized in our reserve definitions, please provide us with a rollforward of the proved undeveloped locations by year of initial disclosure beginning with December 31, 2012 and for each subsequent period, including each fiscal year-end, through December 31, 2016, and the subsequent interim period.

Each annual schedule should specify the net reserves, PV10 and the anticipated completion date corresponding to each of the proved undeveloped locations disclosed at that year-end. The schedule should also identify any previously disclosed locations that were removed in the current reporting period and the reason for the change, e.g. converted to developed status, removed due to changes in a previously adopted development plan, removed due to exceeding the five year development time period, removed as uneconomic based on current year-end commodity prices.

5.   Please additionally provide us with a schedule by year beginning with December 31, 2012 and for each subsequent year-end, through December 31, 2016 showing:

- The total number of gross proved undeveloped locations at each balance sheet date that were scheduled to be drilled and completed and the total number of such locations that were actually drilled and completed in the subsequent twelve month period.

- The total capital expenditure amounts relating to the proved undeveloped locations that were scheduled to be drilled and completed in the subsequent twelve month period and the actual amounts incurred in the subsequent twelve month period.

- The total number of gross non-proved undeveloped locations at each balance sheet date that were drilled and completed in the prior twelve month period.

- The total capital expenditure amounts incurred relating to the non-proved undeveloped locations that were drilled and completed in the prior twelve month period.

- The number of drilling/completion rigs that were scheduled to be utilized at the balance sheet date and the number of such rigs actually utilized during the subsequent twelve month period.

- Detailed explanations for all material changes to the previously scheduled activities.

Please furnish the materials requested in comments 3, 4 and 5 in hard copy format and on digital media such as flash drive or compact disk. If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met. If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act. Please direct these items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: John Hodgin, Petroleum Engineer

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. You may contact me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources

cc: James Matthew Vaughn
        Senior Vice President and General Counsel